June 9, 2009
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:	Intelligent Systems Corporation Registration Statement on Form S-1 Filed May 27, 2009 File No. 333-159497
Ladies and Gentlemen:
     On behalf of Intelligent Systems corporation (the “Company”) we are transmitting herewith Amendment No. 1 to the above-referenced Registration Statement.
     The following are the Company’s responses to the Staff’s comment letter dated June 8, 2009, a copy of which is enclosed in the courtesy package of this filing supplementally provided to the Division of Corporation Finance Staff. The numbers of the following responses are keyed to such copy of the comment letter.
     Item 15. Recent Sales of Unregistered Securities, page II-2
          1. Item 15 has been revised to include an affirmative statement that the Company has not sold any unregistered securities within the past three years.
     The Registration Statement has also been amended to include the record date and expiration date for the rights offering, which were blank in the previously-filed version of the Registration Statement.
     Please contact the undersigned at 404.835.9503 if you have any questions concerning this filing.
Sincerely,
Larry D. Ledbetter